Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES ACQUISITION OF DISCOUNT THIS
ASSETS INCLUSIVE OF UNIQUE INTELLECTUAL PROPERTY

Next generation platform well positioned in $3 billion group sourcing market

Toronto, Ontario – November 30, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions, is pleased to announce today that it has entered into an agreement with “Discount This Holdings Limited, to acquire all Intellectual Properties commonly known as the “Discount This Platform”.

The platform includes proprietary implementations of Northcore's patented Dutch Auction liquidation process as well as innovative gaming constructs and fully integrated social accelerators that will establish a new benchmark for social commerce.  The platform is implemented on an enterprise level applications framework and can be interfaced to key corporate systems to support unified management reporting and advanced data analytics. Northcore will be entertaining selected partnership opportunities subsequent to the transaction receiving final approval.

In consideration of the acquisition of intellectual properties, the purchase price of approximately CAD$562,500 will be satisfied by Northcore by way of issuing 4,500,000 common shares at $0.125 per share, the closing market price as at the acquisition date, subject to the approval of the Toronto Stock Exchange

"This acquisition is highly strategic for Northcore," said Amit Monga, CEO of Northcore Technologies. "The explosive growth in the Group Purchase space has been followed by a significant amount of tumult, with clients and investors frantically seeking the next evolution of the model. With this acquisition, Northcore has gained sole ownership of the intellectual property surrounding some of the most novel and exciting developments in social commerce. We expect this purchase to form the basis of a series of patent filings that will further buttress our existing holdings. When I joined Northcore, I promised the stakeholders bold moves and resolute execution against goals. As we move towards the close of fiscal 2011 with a much stronger balance sheet and a strategic, IP accretive acquisition, I believe we are making important, steady progress in this regard. "

Northcore Announces Acquisition ……

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore has earned the trust and loyalty of customers from a wide range of organizations across many different industry sectors.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com